                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2(b)

                      Philips International Realty Corp.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 718333107
                     ----------------------------------
                              (CUSIP Number)

                             November 1, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

                      (Continued on the following pages)

                            (Page 1 of 7 Pages)

-----------------------
   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 718333107                                        Page 2 of 7 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     AEW Capital Management, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     430,650
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     None
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  430,650
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     430,650 shares of Common Stock
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     5.87%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     PN
-------------------------------------------------------------------------------

CUSIP No. 718333107                                        Page 3 of 7 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     AEW Capital Management, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Massachusetts
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     430,650
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     None
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  430,650
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     430,650 shares of Common Stock
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     5.87%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13G

Item 1(a).        NAME OF ISSUER:

                  Philips International Realty Corp.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  417 Fifth Avenue
                  New York, NY 10016

Item 2(a).        NAMES OF PERSON FILING:

                  AEW Capital Management, L.P.
                  AEW Capital Management, Inc.

Item 2(b).        BUSINESS MAILING ADDRESS FOR THE PERSON FILING:

                  World Trade Center East
                  Two Seaport Lane
                  Boston, MA 02110-2021

Item 2(c).        CITIZENSHIP:

                  Delaware for AEW Capital Management, L.P.
                  Massachusetts for AEW Capital Management, Inc.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

Item 2(e).        CUSIP NUMBER:

                  718333107

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

Item 4.           OWNERSHIP:

                  (a)      Amount Beneficially Owned:

                               430,650 shares of Common Stock

                  (b)      Percent of Class Owned:

                               5.87%

                  (c) Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    430,650 shares of Common Stock


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                           (ii)     shared power to vote or to direct the vote:
                                    None

                           (iii) sole power to dispose or to direct the disposition of:
                                    430,650 shares of Common Stock

                           (iv) shared power to dispose or to direct the disposition of:
                                    None

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2000
                                      AEW CAPITAL MANAGEMENT, L.P.

                                      By:   AEW Capital Management, Inc., its
                                            general partner

                                      By:   /s/ James J. Finnegan
                                            ------------------------------------
                                            Name:  James J. Finnegan
                                            Title:  Vice President


                                      AEW CAPITAL MANAGEMENT, INC.

                                      By:   /s/ James J. Finnegan
                                            ------------------------------------
                                            Name:  James J. Finnegan
                                            Title:  Vice President



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